NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2006 and 2005

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. There are no measurement differences between Canadian and U.S. GAAP with respect to the Company's consolidated financial statements, as explained as follows:

 (a)

Investments:

Under Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio of short-term investments would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations under U.S. GAAP and reported as a net amount in, other comprehensive income, a separate component of shareholders’ equity until realized. Under Canadian GAAP, unrealized losses on short-term investments are charged to operations as incurred and unrealized gains are not recognized.  On a cumulative basis, this difference would have no impact on total assets and shareholders’ equity (2005 - decrease each by $17).

(b)

Stock-based compensation:

In 2004, FASB issued revised Statement of Financial Accounting Standards 123R (“FAS 123R”) “Share-Based Payments”.  This statement clarifies and expands existing guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. FAS 123R was adopted effective January 1, 2006 and had no material effect on the Company’s consolidated balance sheet or statement of operations.  In the prior year, the Company accounted for stock-based compensation under the fair value method, having adopted SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” .For Canadian GAAP purposes the Company has used the fair value method for accounting for stock-based compensation since January 1, 2003. Accordingly the adoption of the fair value method for U.S. GAAP purposes did not result in a material difference between Canadian GAAP and U.S. GAAP in the years presented.

(c)

Comprehensive income:

U.S. Statement of Financial Accounting Standards Statement No. 130 “Reporting Comprehensive Income.” requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  The equivalent Canadian standard CICA Handbook Section 1530 “Comprehensive Income” is not effective until the Company’s 2007 fiscal year.  As at December 31, 2006, the Company’s accumulated other comprehensive income balance is nil.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2006 and 2005

 (d) Start up costs:

Under Canadian GAAP, the Company capitalized start up costs of $8,500 incurred during the second quarter of 2006, which were subsequently included in the impairment loss recorded of $80,863.  U.S. GAAP does not permit capitalization of such expenses.  Therefore, under U.S. GAAP, cost of sales before depletion, depreciation and amortization would be increased by $8,500 and the impairment loss would be reduced by $8,500 accordingly.  There would be no impact on the net loss.

(e)  Stripping costs

The Company has adopted EITF 04-6 “Accounting for stripping costs incurred during production in the Mining Industry” with effect from January 1, 2006 for U.S. GAAP.  Under Canadian GAAP, the Company has adopted EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Accordingly, no difference has arisen on adoption.

(f) Mining Assets – Impairment and Business Combinations

In determining the impairment of the Tabakoto mine, the Company has included cash flows associated with “value beyond proven and probable reserves and resources” and anticipated fluctuations in the future market price of gold  in accordance with the guidance in EIC 04-3 “Mining Assets – Impairment and Business Combinations”.  No Canadian/ U.S. GAAP difference arises as a result.

(g) Recent U.S. GAAP Accounting Pronouncements:

In June 2006 the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109,  “Accounting for Income Taxes”.  FIN 48 is effective for fiscal years beginning after December 15, 2006 and the Company has determined there is not material implication to its adoption next year.

In September 2006, the FASB issued FAS 157 “Fair Value Measurement” which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  It is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of the adoption of FAS 157.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2006 and 2005

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of
Nevsun Resources Ltd.

On March 16, 2007, we reported on the consolidated balance sheets of Nevsun Resources Ltd. (the “Company”) as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended, which are included in the annual report on Form 40-F.  In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation with United States Generally Accepted Accounting Principles”, included in the Form 40-F.  This supplemental note is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

“KPMG LLP” Chartered Accountants Vancouver, Canada March 16, 2007